UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

Presto Automation Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74113T105

(CUSIP Number)

Joseph McCoy

c/o Cleveland Avenue, LLC

222 N. Canal St.

Chicago, IL 60606

(312) 383-6700
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74113T105

1	NAME OF REPORTING PERSON Cleveland Avenue Food and Beverage Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,000,000(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	10,000,000(1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (2)

14	TYPE OF REPORTING PERSON	PN

(1)	The shares are held of record by Presto CA LLC (“Presto CA”). Cleveland Avenue Food and Beverage Fund II, LP (“CAFB Fund II”) is the sole member of Presto CA. Cleveland Avenue GP II, LLC (“Cleveland Avenue GP II”) is the general partner of CAFB Fund II. Cleveland Avenue, LLC (“CA LLC”) is the sole member of Cleveland Avenue GP II. Donald Thompson is the sole manager of CA LLC. Consequently, Mr. Thompson may be deemed to have sole voting and dispositive power over the shares held directly by Presto CA. Mr. Thompson disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(2)	Calculated based on 67,219,994 shares of common stock outstanding as of November 21, 2023 following the sale of 7,750,000 shares of the issuer’s common stock by the issuer, as disclosed by the issuer in its Prospectus Supplement (to Prospectus dated October 30, 2023) filed pursuant to Rule 424(b)(5) under Registration Statement No.: 333-275112, filed with the Securities and Exchange Commission on November 21, 2023.

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Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Cleveland Avenue Food and Beverage Fund II, LP (the “Reporting Person”) on October 27, 2023 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)        The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.

(b)        The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.

(c)        Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

The information disclosed under Item 3 and Item 4 of the Original Schedule 13D is hereby incorporated by reference into this Item 5.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 30, 2023

CLEVELAND AVENUE FOOD AND BEVERAGE FUND II, LP

By:	/s/ Joseph McCoy
Joseph McCoy, Chief Operating Officer and General Counsel of Cleveland Avenue, LLC

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